Exhibit 99.1

ElectraMeccanica to Debut Flagship SOLO EV at Westfield Century City Shopping Mall in Los Angeles

VANCOUVER, British Columbia, Nov. 19, 2019 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, is opening its first retail kiosk to showcase its all-electric, single-seat SOLO. Potential customers will have the opportunity to view, drive and place pre-orders for the much-anticipated SOLO, to be released in 2020.

The kiosk is located in the highly trafficked Westfield Century City Shopping Mall in Los Angeles, California. It will be open during the 2019 Holiday Season from 10:00 a.m. to 9:00 p.m. daily, starting Black Friday, November 29, 2019 through Sunday, January 5, 2020. Westfield Century City Shopping Mall is conveniently located amongst the surrounding Beverly Hills, Bel Air, Santa Monica and Century City communities. ElectraMeccanica sales staff will introduce customers to the benefits and features of the SOLO, as well as offer test drives to potential customers. Eager early adopters will have the opportunity to place pre-orders on-site, adding to an already lengthy waiting list.

“Los Angeles was strategically selected as the first market to launch the SOLO because of the early adopter mentality prevalent throughout the city,” said Paul Rivera, ElectraMeccanica Chief Executive Officer. “We are thrilled to showcase the vehicle to Century City Shopping Mall customers at our kiosk. Our safe, environmentally responsible and fun EV will not only provide an exciting driving experience, but will revolutionize commuting as we know it.”

The SOLO is a new single-seat EV made by Vancouver-based auto maker, ElectraMeccanica. It features a 100-mile range, cruises comfortably at highway speeds and can charge on a regular household (110V) socket in under 6 hours. ElectraMeccanica’s SOLO vehicles will be released for consumers in 2020 and are expected to retail for under $20,000 USD.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of electric vehicles. The company’s flagship vehicle is the innovative purpose built; single-seat electric vehicle called the SOLO.  This vehicle will revolutionize commuting, delivery and shared mobility.  The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements.  Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved.  Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.  Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission.  The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
SOLO@mzgroup.us
www.mzgroup.us

Media Contact:
Sean Mahoney
C. 310-867-0670
sean@electrameccanica.com

Source: ElectraMeccanica Vehicles Corp

Released November 19, 2019